Fax

LIBERTY INTERNATIONAL

04 MAR 11 AM 7:21

Direct Line: 020 7887 7108
Direct Fax:020 7887 0001

SUPPL

To:	Securities and Exchange Commission	**Fax (to):**	001 202 942 9624
From:	Kerin Williams	**Date:**	11 March 2004
Pages:	3		
Subject:	Liberty International PLC Exemption pursuant to Rule 12g 3-2(b) Under the Securities Exchange Act of 1934 File No. 82-34722		

Please find attached an announcement that was made on the London Stock Exchange today. I would be grateful if you could acknowledge receipt of this fax as soon as possible.

04010477

Yours faithfully

Kerin Williams
Deputy Company Secretary

PROCESSED
MAR 11 2004
THOMSON FINANCIAL

3/11

LIBERTY INTERNATIONAL

<u>BY FAX</u>

March 2004, 11

Securities and Exchange Commission
Judiciary Plaza
450 Fifth Street, NW
Washington, DC 20549

Re: Liberty International PLC
Exemption Pursuant to Rule 12g3-2(b) Under the Securities Exchange Act of 1934
<u>File No. 82-34722</u>

Ladies and Gentlemen:

On behalf of Liberty International PLC, a company incorporated under the laws of England and Wales (the "Company"), a "foreign private issuer" exempt from the registration and reporting requirements set forth in Section 12(g) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), pursuant to the exemption order issued on June 11, 2003 (file no. 82-34722) pursuant to Rule 12g3-2(b) under the Exchange Act, we herewith submit the document: 'John Lewis to anchor St David's Scheme, Cardiff'

Should you have any questions concerning the foregoing or require any additional information, please do not hesitate to contact Kerin Williams at +44 (0) 20 7887 7108.

Yours faithfully,

Kerin Williams
Deputy Company Secretary
Fax : +44 (0) 20 7887 0001
Enclosures

cc: Susan Folger, Liberty International PLC
William H. Gump, Esq.

JOHN LEWIS TO ANCHOR ST DAVID'S SCHEME, CARDIFF

11 March 2004

The attached press release was issued today by the St David's Partnership, a partnership between Capital Shopping Centres, the wholly owned regional shopping centre subsidiary of Liberty International PLC, and Land Securities.

Press enquiries

John Abel	Director, Liberty International PLC and Managing
+44 (0) 20 7887 7057	Director, Capital Shopping Centres PLC

JOHN LEWIS TO ANCHOR ST DAVID'S SCHEME, CARDIFF

Land Securities and Capital Shopping Centres together, as the St David's Partnership, announce that John Lewis has agreed Heads of Terms to anchor the £500 million St David's 2 development in Cardiff city centre.

The 1,000,000 sq ft (92,900 m2) mixed-use scheme, is one of the largest proposed retail led developments in the UK and will include new shops, cafes and restaurants, leisure space, offices and up to 300 residential units. Set around streets, arcades and squares breathing new life and vibrancy into Cardiff, the development will be an attractive addition to the existing 350,000 sq ft (32,515 m2) St David's Shopping Centre and help Cardiff to consolidate its position as a major national and international Capital City.

The 240,000 sq ft department store will be the first shop in Wales for John Lewis reflecting their committed expansion programme. The modern four-storey landmark building will have a strong external dimension, including prominent frontages onto The Hayes and a new public piazza at its southern end.

Peter Cleary, Head of Land Securities Retail Development, commented for the St David's Partnership.

"We are delighted to have John Lewis on board and are confident that they will contribute significantly to the continuing growth of Cardiff as a major centre for shopping, leisure and tourism. This is an important first step in our pre-letting programme to attract world class retailers to the City."

Richard Cable, Development Director at Capital Shopping Centres, added;

"John Lewis' commitment to the St David's scheme represents a milestone in the delivery of this major regeneration development which will help further establish Cardiff as a top UK and European retail destination."

The project will create in the region of 1,000 construction jobs and circa 2,500 permanent new jobs upon completion.

St David's 2 was granted outline planning resolution by Cardiff County Council in June 2003 and given Assembly support in July 2003. Detailed planning approval will be sought later this year and it is anticipated the development will be on site in 2005 with completion and opening in 2008.

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